


05006656

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

SUPPL

March 10, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of news release dated March 10, regarding Saskatchewan Wheat Pool's 2nd quarter results for the period ending January 31, 2005. This was filed with the Toronto Stock Exchange and provincial securities commissions.
2. A copy of the Pool's interim Quarterly Report including the interim 2nd quarter financial statements, which were mailed to the shareholders and filed with the provincial securities commission.
3. Copies of Form 52-109F2, Certifications of interim filings – bear certificates for the Chief Executive Officer and the Chief Financial Officer. These were filed with the Toronto Stock Exchange and provincial securities commissions.
4. A copy of this Confirmation of Mailing that was also filed with the provincial securities commissions.

Yours very truly,

C. Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 3/22


POOL

Saskatchewan Wheat Pool

For Immediate Release
March 10, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.NV.B

Pool's Second Quarter Results in Line with Company Expectations

Saskatchewan Wheat Pool recorded consolidated sales and operating revenues of $322 million in the second quarter of fiscal 2005 similar to the sales generated in the same quarter of fiscal 2004. Strong second quarter fertilizer sales through the Pool's retail operations coupled with increased Agri-food Processing sales offset a 7% decline in the value of grain sales due primarily to the impact of lower commodity prices.

For the first six months of fiscal 2005, the Pool generated sales of $551 million compared to $610 million for the same period a year earlier. The variance primarily reflects lower non-Board commodity prices overall.

Second quarter EBITDA, or earnings before interest, taxes, depreciation and amortization, was $14.0 million, compared to $25.5 million in last year's second quarter. EBITDA for the year's first six months was $11.9 million, compared to EBITDA of $34.5 million last year. The primary variance between the two periods relates to lower grain margins because of the late harvest, which resulted in having to pay high purchase premiums and shipping costs to secure the required quality commodities to meet its sales commitments in the first six months. This year's EBITDA includes approximately $1.6 million in positive one-time items, while in the first six months of last year there was approximately $7.1 million in positive one-time items.

Chief Executive Officer, Mayo Schmidt says, "Operating results for the quarter are in line with our expectations given the poor quality crops available to grain handlers this year. The business continues to gain momentum and we look forward to strong sales and cash flow for our core operations in the peak spring selling season. This, together with the balance sheet benefits we anticipate from a successful recapitalization initiative and our planned $150 million underwritten rights offering, will restore the Pool to a strong financial and competitive position. It will allow us to build on the many efficiency measures and financial improvements we have implemented since 2000."

Interest expense was $8.7 million for the quarter, including $3.0 million of non-cash accretion. For last year's second quarter, interest expense was $9.2 million, including $2.6 million of non-cash accretion. Interest expense in the first six months of 2005 totaled $18.1 million with $5.9 million of non-cash accretion, which compares to $19.4 million in the first six months of last year including $5.1 million of non-cash accretion.

Amortization for the quarter was $6.8 million compared to $6.0 million a year earlier. Total amortization for the six months ended January 31, 2005 was $13.3 million up from the $12.0 million in the first six months of last year.

EBIT, or earnings before interest and taxes, for the quarter was $7.1 million, down from $19.5 million in the same period in 2004. In the first six months of this year, the Pool's EBIT loss was $1.4 million, compared to 2004 EBIT earnings of $22.5 million.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

For the quarter, the net loss from continuing operations was $0.9 million compared to earnings from continuing operations of $9.5 million last year. For the six months, the net loss from continuing operations was $16.5 million compared to net earnings from continuing operations of $2.4 million in the first six months of 2004.

The net loss for the second quarter was $0.9 million ($0.03 per share) compared to a net loss of $4.8 million in the second quarter last year ($0.05 per share). On a year-to-date basis, the net loss was $16.5 million ($0.11 per share) compared to $14.6 million ($0.13 per share) in the first six months of 2004.

Cash flow from continuing operations recovered to a breakeven level for the six months ended January 31, 2005 from an $8.1 million negative position at the end of the first quarter. The company expects to generate significant cash flows by year-end, particularly in the last three months, its traditionally strongest quarter.

Operating Results

Grain Handling and Marketing

The Pool's Grain Handling and Marketing segment shipped 1.8 million tonnes of grain and oilseeds in the second quarter of fiscal 2005, up 12% from the 1.6 million shipped in last year's second quarter. On a year-to-date basis, shipments were 3.3 million tonnes, an increase of 9% from the previous year. This compares favourably to the industry, which, in the first half of 2005, experienced a 5% increase in western Canadian shipments of the six major grains.

Producer deliveries into the Pool's primary elevators were 1.8 million tonnes during the quarter, which is up 22% from the second quarter last year. On a year-to-date basis, producer deliveries totaled 3.4 million tonnes versus 3.1 million tonnes in the first six months of 2004, reflecting increased production in Saskatchewan, the Pool's primary market region. The Pool's western Canadian market share at January 31, 2005 was 23% compared to 21% after the first six months of 2004.

Total port terminal volumes through the Pool's wholly owned export facilities were 1.1 million tonnes in the second quarter, up approximately 19% from the second quarter of 2004. For the six months, the Pool's wholly owned ports received 2.0 million tonnes of grains and oilseeds, which is on par with the previous year's period.

Six Months Ended January 31
Volumes
(in thousands of metric tonnes)

	2005	2004	Increase (Decrease)
Primary elevator receipts	3,439	3,136	10%
Primary elevator shipments	3,324	3,039	9%
Terminal operations			
Vancouver	1,175	1,241	(5)%
Thunder Bay	844	753	12%
Share of affiliates	288	156	85%
Total terminal operations	2,307	2,150	7%

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

The Pool's pipeline margin per tonne for the quarter was $16.76, up from the $14.84 per tonne generated in the first quarter, but behind the $20.43 earned in the second quarter of last year. Margins in the first six months of 2005 ($15.88) are lagging 2004 levels ($22.29) because of this year's poor crop quality, low commodity prices and the abundance of feed grain in the Prairie system. The early frost and delayed harvest has made it difficult to secure sufficient quantities of grains and oilseeds to meet sales commitments in the first six months. As well, CWB storage and interest revenue is down due to lower inventory levels. Management believes that margins will strengthen through the remainder of the year but will remain approximately 10% to 15% behind the $20 to $22 average margin per tonne that is typical in a normal year.

EBITDA from the Grain Handling and Marketing segment for the quarter was $8.0 million, which compares to $19.8 million of EBITDA generated in the second quarter of fiscal 2004. On a year-to-date basis EBITDA was $9.5 million (includes $1.6 million of one-time items) compared to $32.5 million (includes $6.5 million of one-time items). After excluding all one-time items, EBITDA for the six months declined by approximately $18.1 million. EBIT for the quarter was $5.1 million compared to $17.5 million last year, and $4.0 million for the six months compared to $27.8 million in the first half of 2004.

Agri-products

The Pool's Agri-products segment generated a 14% increase in sales during the second quarter of 2005, driven by increased fertilizer demand. Because of the late harvest in the fall of 2004, fertilizer applications in the first quarter were slow. However, during the second quarter, farmers were able to apply significant amounts of fertilizer post harvest. On a year-to-date basis, the Agri-products segment generated $127.4 million in sales, up from the $125.0 million in the first six months of 2004. This increase was driven by more fertilizer sales and to a lesser extent an increase in the sale of seed. The second quarter is typically the slowest period for crop protection product sales as most of those inputs are purchased in the spring.

EBITDA for the quarter more than offset the first quarter loss. EBITDA was $5.4 million, which compares to $4.0 million in the second quarter last year. Year-to-date Agri-products EBITDA was $2.0 million, about double the EBITDA generated in the first six months of 2004. EBIT for the quarter was $2.8 million up from $1.7 million in the second quarter last year. On a year-to-date basis, EBIT was a loss of $3.2 million versus a loss of $3.7 million. Because of the seasonality of the business, the majority of the earnings in this segment are recorded in the fourth quarter given the significance of the spring selling season on earnings and the fixed cost nature of the Pool's expansive Western Canada retail operation.

"The new management team driving our Agri-products segment has been performing well and is implementing new business strategies that are allowing this essential core operation to gain momentum in the marketplace", says CEO Schmidt. "We are excited with their progress."

Agri-food Processing

The Agri-food Processing segment generated sales for the quarter of $30.0 million compared to $26.1 million in sales during the second quarter of 2004. On a year-to-date basis, sales were up 6% to $61.1 million versus $57.3 million in the previous year. Strong demand for whole oat flour and finished products through Can-Oat produced sales that were slightly ahead of last year. Prairie Malt sales were up 24% compared to the previous year's period when the company experienced abnormally low sales because of poor crop quality. This year, additional sales were also generated in the Japanese and North American markets.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

Segment EBITDA for the quarter was $5.1 million just slightly below the $5.6 million earning in the second quarter of 2004. On a year-to-date basis, EBITDA was $8.9 million compared to $9.2 million for the first six months of 2004. Both Prairie Malt and Can-Oat generated similar EBITDA relative to last year's first six months. Segment EBIT for the second quarter was $3.8 million compared to $4.4 million and on a year-to-date basis was $6.4 million compared to $6.6 million in 2004.

Outlook

The Pool's grain shipments for fiscal 2005 are expected to exceed 2004 levels, the extent to which will be dependent on a number of factors including grain prices, exports and the potential for a good crop next year. If grain prices remain low, farmers may choose to hold back a portion of their crop in an effort to blend it with a higher quality crop next year. However, if prospects for the next year's crop are good, farmers will also have to ensure they have adequate storage on-farm, which would force grain into the marketplace during the spring and early summer months. The ability to secure export demand for lower quality grains and oilseeds for the remainder of the year will also be key to 2005 volumes.

For the Pool's Agri-products business, current moisture conditions are encouraging for the spring selling season. Fertilizer sales are expected to be brisk in the spring if moisture conditions hold. There is also potential for a good crop protection products sales season given poor fall weed control. However, the Pool's Agri-products business is highly seasonal and its results remain dependent upon farmers' seeding intentions and good growing conditions throughout the season.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com



Saskatchewan Wheat Pool
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

March 10, 2005

ATTENTION: Provincial Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Toronto Stock Exchange

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool**
Quarterly Financial Statements – the Period Ending January 31

Saskatchewan Wheat Pool issued a news release regarding its second quarter financial statements for the period ending January 31, 2005 on March 10, 2005. The newswire service, Canadian Corporate News issued the news release as required by the Timely Disclosure Rules.

On March 10, 2005, Saskatchewan Wheat Pool distributed the interim financial statements for the period ending January 31, 2005, to its known registered and non-registered shareholders that completed, signed and returned the interim report reply card. Electronic copies of the financial statements, M D & A, press release and Certifications of Interim Filings F52-109F2, along with this letter were filed electronically with provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Communications

cc: Wayne Cheeseman, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary



2ND QUARTER REPORT – JANUARY 31, 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

TO OUR SHAREHOLDERS

Highlights:

- As expected, the Pool's financial results continued to be affected by the poor quality crop harvested in the fall of 2004 and this year's low commodity prices. EBITDA (earnings before interest, taxes, depreciation and amortization) for the quarter was $14.0 million compared to $25.5 million in the second quarter of 2004. The net loss for the second quarter was $0.9 million ($0.03 per share) compared to a net loss of $4.8 million in the second quarter last year ($0.05 per share).

- Cash flow from continuing operations recovered to a breakeven level for the six months ended January 31, 2005 from an $8.1 million negative position at the end of the first quarter. The company expects to generate significant cash flows by year-end, particularly in the last three months, its traditionally strongest quarter.

- The Pool's Agri-products segment posted sales increases of 14% relative to the second quarter of fiscal 2004.

- The Pool's Grain Handling and Marketing segment increased its western Canadian market share to 23% compared to 21% last year.

- During the quarter, grain shipments rose 12% compared to the second quarter of 2004.

- Subsequent to quarter-end, on February 7, 2005, the Pool announced a comprehensive recapitalization plan designed to reduce debt and interest costs and strengthen its balance sheet. The Pool is seeking approval from stakeholders to continue under the *Canada Business Corporation Act* with a single class of voting share. The Pool has also proposed to exchange $173 million of par value Convertible Subordinated Notes into a single class of common shares. Following the continuance and exchange, the company expects to launch a $150 million rights offering underwritten by a syndicate of investment dealers. Proceeds of $100 million will be applied against long-term debt. The remainder will be used for general corporate purposes, primarily working capital, for the purchase of grains, oilseeds and agri-products inventory.

- Subsequent to quarter end, in excess of 66 2/3% of Pool's delegates, who represent Class A Shareholders, voted in favour of the proposal. Class B Shareholders and Convertible Subordinated Noteholders will vote on the plan on March 23, 2005.

- Refinancing of the existing asset-backed revolver and the term loan, a requirement of the recapitalization, are supported by two binding letters of commitment. Negotiations are substantially complete and the company expects final documentation to be signed and funding to occur over the next few days.

- On March 3, 2005, the Pool announced that it had secured grain volume insurance for the 2006 fiscal year. The program is based on the 10-year average production of the six major crops in western Canada, weighted based on the Pool's market share in each

province and the percentage of crops delivered into the primary elevator system. Partial payments are triggered if production falls by 20% and a full payout is provided if production drops by approximately 45%. The plan provides for up to $30 million in coverage.

SUMMARY OF CONSOLIDATED RESULTS

Sales and other operating revenues for the second quarter of fiscal 2005 were $322.3 million similar to the $326.2 million generated in the same quarter of fiscal 2004. Strong second quarter fertilizer sales through the Pool's retail operations coupled with increased Agri-food Processing sales offset a 7% decline in the value of grain sales due primarily to the impact of lower commodity prices.

For the first six months of fiscal 2005, the Pool generated sales of $551.0 million compared to $609.6 million for the same period a year earlier. The variance primarily reflects lower non-Board commodity prices overall. Shipments for non-Board grains were similar to last year's first half of the year. Non-Board grain and oilseed sales are the primary determinant of sales for the Grain Handling and Marketing segment because sales of these commodities are based on their gross values, whereas the Pool reflects only the tariff portion of CWB grains in its sales numbers.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, was $14.0 million for the quarter, which compares to $25.5 million in the second quarter last year. For the six-month period, EBITDA was $11.9 million compared to $34.5 million last year. The primary variance between the two periods relates to lower grain margins because of poor crop quality and the late harvest, which resulted in having to pay high purchase premiums and shipping costs to secure the required quality of commodities to meet its sales commitments in the first six months. This year's EBITDA includes approximately $1.6 million in positive one-time items, while in the first six months of last year there was approximately $7.1 million in positive one-time items.

Interest expense was $8.7 million for the quarter, including $3.0 million of non-cash accretion. For last year's second quarter, interest expense was $9.2 million, including $2.6 million of non-cash accretion. Interest expense in the first six months of 2005 totaled $18.1 million with $5.9 million of non-cash accretion, which compares to $19.4 million in the first six months of last year including $5.1 million of non-cash accretion.

Amortization for the quarter was $6.8 million compared to $6.0 million a year earlier. Total amortization for the six months ended January 31, 2005 was $13.3 million up from the $12.0 million in the first six months of last year.

Earnings before interest and taxes, or EBIT, for the quarter was $7.1 million compared to $19.5 million in the second quarter last year. On a year-to-date basis EBIT was a loss of $1.4 million compared to earnings of $22.5 million last year.

For the quarter, the net loss from continuing operations was $0.9 million compared to earnings from continuing operations of $9.5 million last year. For the six months, the net loss from continuing operations was $16.5 million compared to net earnings from continuing operations of $2.4 million in the first six months of 2004.

The net loss for the second quarter was $0.9 million ($0.03 per share) compared to a net loss of $4.8 million in the second quarter last year ($0.05 per share). On a year-to-date basis, the net loss was $16.5 million ($0.11 per share) compared to $14.6 million ($0.13 per share) in the first six months of 2004.

SEGMENT RESULTS

Grain Handling and Marketing

The Pool's Grain Handling and Marketing segment shipped 1.8 million tonnes of grain and oilseeds in the second quarter of fiscal 2005, up 12% from the 1.6 million shipped in last year's second quarter. On a year-to-date basis, shipments were 3.3 million tonnes, an increase of 9% from the previous year. This compares favourably to the industry, which, in the first half of 2005, experienced a 5% increase in western Canadian shipments of the six major grains. The Pool's improvement reflects a 14% increase in grain production levels this year and an increase in its western Canadian market share during the first six months. Approximately 64% of the Pool's shipments for the first half of 2005 were made on behalf of the Canadian Wheat Board whereas last year, 60% were CWB grains.

Producer deliveries into the Pool's primary elevators were 1.8 million tonnes during the quarter, which is up 22% from the second quarter last year. On a year-to-date basis, producer deliveries totaled 3.4 million tonnes versus 3.1 million tonnes in the first six months of 2004, reflecting increased production in Saskatchewan, the Pool's primary market region. The Pool's western Canadian market share at January 31, 2005 was 23% compared to 21% at the end of the first six months of 2004.

Total port terminal volumes through the Pool's wholly owned export facilities were 1.1 million tonnes in the second quarter, up approximately 19% from the second quarter of 2004. For the six months, the Pool's wholly owned ports received 2.0 million tonnes of grains and oilseeds, which is on par with the previous year's period. The Pool completed the modernization of its unload system at its Vancouver terminal in September at a capital cost of $7.6 million and has now begun to realize the benefits of the new system. Vancouver volumes were down only 5% for the first six months after being behind approximately 30% in the first quarter due to the upgrades and late harvest on the Prairies. For the Pool's Thunder Bay facility, receipts increased 12% in the first six months, ahead of the industry where total terminal receipts through the Thunder Bay port (six major grains) were down 6% as a whole. The Pool's share of volumes through Prince Rupert Grain was approximately 288,000 tonnes up from 156,000 tonnes in the first six months of last year.

From an industry perspective, exports through licensed grain-handling facilities in the first half of 2005 were down 10% over the same period last year. The Canadian Wheat Board's exports are behind by 5% overall with large decreases in durum (17%) and barley (28%) movement. CWB wheat exports partially offset these declines, up 2% over last year's first six months. For open market grains and oilseeds, or non-Board commodities, exports are approximately 19% lower than last year. Canola exports are down 19%, flax is down 38%. Pea exports are up 10%.

On February 7, 2005 Agriculture and Agri-food Canada estimated non-Board exports for fiscal 2005 of 6.4 million metric tonnes. The latest CWB projection for wheat and barley calls for 2005 projected exports of 16.0 million metric tonnes. Total exports are currently expected to be between 22 and 23 million metric tonnes for the year, on par with 2004.

Six Months Ended January 31
Volumes
(in thousands of metric tonnes)

	2005	2004	Increase (Decrease)
Primary elevator receipts	3,439	3,136	10%
Primary elevator shipments			
CWB grains	2,135	1,835	16%
Non-Board grains & oilseeds	1,189	1,204	(1)%
Total primary elevator shipments	3,324	3,039	9%
Terminal operations			
Vancouver	1,175	1,241	(5)%
Thunder Bay	844	753	12%
Share of affiliates	288	156	85%
Total terminal operations	2,307	2,150	7%

The Pool's pipeline margin per tonne for the quarter was $16.76, up from the $14.84 per tonne generated in the first quarter, but behind the $20.43 earned in the second quarter of last year. Margins in the first six months of 2005 ($15.88) are lagging 2004 ($22.29) levels because of this year's poor crop quality, low commodity prices and the abundance of feed grain in the Prairie system. The early frost and delayed harvest has made it difficult to secure sufficient quantities of grains and oilseeds to meet sales commitments in the first six months. As well, CWB storage and interest revenue is down due to lower inventory levels. Management believes that margins will strengthen through the remainder of the year but will remain approximately 10% to 15% behind the $20 to $22 average margin per tonne that is typical in a normal year.

EBITDA from the Grain Handling and Marketing segment for the quarter was $8.0 million, which compares to $19.8 million of EBITDA generated in the second quarter of fiscal 2004. On a year-to-date basis EBITDA was $9.5 million (includes $1.6 million of one-time items) compared to $32.5 million (includes $6.5 million of one-time items). After excluding all one-time items, EBITDA for the six months declined by approximately $18.1 million. EBIT for the quarter was $5.1 million compared to $17.5 million last year, and $4.0 million for the six months compared to $27.8 million in the first half of 2004.

Agri-products

The Pool's Agri-products segment generated a 14% increase in sales during the second quarter of 2005, driven by increased fertilizer demand. Because of the late harvest in the fall of 2004, fertilizer applications in the first quarter were slow. However, during the second quarter, farmers were able to apply significant amounts of fertilizer post harvest. On a year-to-date basis, the Agri-products segment generated $127.4 million in sales, up from the $125.0 million in the first six months of 2004. This increase was driven by more fertilizer sales and to a lesser extent an increase in the sale of seed. The second quarter is typically the slowest period for crop protection product sales as most of those inputs are purchased in the spring.

EBITDA for the quarter more than offset the first quarter loss. EBITDA was $5.4 million, which compares to $4.0 million in the second quarter last year. Year-to-date Agri-products EBITDA was $2.0 million, double the $1.0 million generated in the first six months of 2004. EBIT for the quarter was $2.8 million up from $1.7 million in the second quarter last year. On a year-to-date basis, EBIT was a loss of $3.2 million versus a loss of $3.7 million. Because of the seasonality of the business, the majority of the earnings in this segment are recorded in the fourth quarter given the significance of the spring selling season on earnings and the fixed cost nature of the Pool's expansive Western Canada retail operation.

Agri-food Processing

The Agri-food Processing segment generated sales for the quarter of $30.0 million compared to $26.1 million in sales during the second quarter of 2004. On a year-to-date basis, sales were up 6% to $61.1 million versus $57.3 million in the previous year. Strong demand for whole oat flour and finished products through Can-Oat produced sales that were slightly ahead of last year. Prairie Malt sales were up 24% compared to the previous year's period when the company experienced abnormally low sales because of poor crop quality. This year, additional sales were also generated in the Japanese and North American markets.

Segment EBITDA for the quarter was $5.1 million just slightly below the $5.6 million earned in the second quarter of 2004. On a year-to-date basis, EBITDA was $8.9 million compared to $9.2 million for the first six months of 2004. Both Prairie Malt and Can-Oat generated similar EBITDA relative to last year's first six months. Segment EBIT for the second quarter was $3.8 million compared to $4.4 million last year and on a year-to-date basis was $6.4 million compared to $6.6 million in 2004.

Outlook

The Pool's grain shipments for fiscal 2005 are expected to exceed 2004 levels, the extent to which will be dependent on a number of factors including grain prices, exports and the potential for a good crop next year. If grain prices remain low, farmers may choose to hold back a portion of their crop in an effort to blend it with a higher quality crop next year. However, if prospects for the next year's harvest are good, farmers will also have to ensure they have adequate storage on-farm, which would force grain into the marketplace during the spring and early summer months. The ability to secure export demand for lower quality grains and oilseeds for the remainder of the year will also be key to 2005 volumes.

For the Pool's Agri-products business, current moisture conditions are encouraging for the spring selling season. Fertilizer sales are expected to be brisk in the spring if moisture conditions hold. There is also potential for a good crop protection products sales season given poor fall weed control. However, the Pool's Agri-products business is highly seasonal and its results remain dependent upon farmers' seeding intentions and good growing conditions throughout the season.

For the company as a whole, management expects more of its sales to be generated in the last half of fiscal 2005, particularly in the fourth quarter, its traditionally strongest quarter.

LIQUIDITY AND CAPITAL RESOURCES

Bank Debt Refinancing

On December 14, 2004, the company announced the signing of two binding letters of commitment. The first, with a syndicate of financial institutions led by GE Canada Finance will provide a three-year $250 million revolving asset backed loan facility to fund the Pool's daily operating requirements. This facility will replace the Pool's existing operating facility that matures on July 31, 2005. The second commitment is with an institutional investor and provides $100 million of senior secured notes, $78 million of which will be used to retire term bank debt. The remainder will be used to support the Pool's liquidity needs, including grain purchases, the purchase of agri-products inventory and other general corporate purposes. Negotiations are substantially complete and the company expects final documentation to be signed and funding to occur over the next few days.

Recapitalization Plan

On February 7, 2005, Saskatchewan Wheat Pool's Board of Directors approved a proposed recapitalization of its shares and Convertible Subordinated Notes and a subsequent rights offering to all Common Shareholders. The principal elements of the proposal include:

- the continuance of the Pool as a business corporation under the *Canada Business Corporations Act* (CBCA) involving the consolidation of the Class "A" Voting Shares and the Class "B" Non-voting Shares of the Company into new common shares;
- the early conversion of approximately $173 million of the Pool's Convertible Subordinated Notes into new common shares;
- a $150 million rights offering to be made available to all of the Pool's Common Shareholders following the continuance and exchange of the Convertible Subordinated Notes; and
- the establishment of a Farm Leadership Co-operative whose mandate will include nominating a minimum of four directors to sit on the Pool's Board.

On February 21, 2005, the Pool sought and received approval from over 66 2/3% of its Delegates to proceed with the recapitalization. Class "B" Non-voting Shareholders and Convertible Subordinated Noteholders will vote on the proposal on March 23, 2005. The Pool has received lock-up agreements from Noteholders representing approximately 37.7% of the Convertible Subordinated Notes currently outstanding, in which they commit to vote in favour of the recapitalization.

Under the proposed continuance, the existing Class "A" Voting Shares and Class "B" Non-voting Shares of the Pool will be consolidated into a single class of common voting shares.

- Class "A" Shareholders will be entitled to 3.62 new common shares, which equates to the $25 par value of each Class "A" Share, or, if they so choose, $25 in cash; and
- Class "B" Shareholders will each receive one new common share for every 20 Class "B" Non-voting Shares they hold.

The Convertible Subordinated Notes will be exchanged for approximately 131.6 common shares per $1,000 of face value, in full satisfaction of the Notes. This would be equivalent to approximately 2,632 common shares, or $0.38 per Class "B" share, prior to the one for 20 consolidation which will occur upon continuance. Noteholders currently have the right to convert their $1,000 of principal amount into 2,227 Class "B" Non-voting Shares.

Following continuance and exchange of Convertible Subordinated Notes, the Pool intends to proceed with a rights offering of approximately $150 million to the holders of its common shares. The rights offering will provide each Common Shareholder the right to purchase, at a discount, additional common shares in the Pool. The subscription price will be fixed shortly after completion of the continuance and exchange of the Convertible Subordinated Notes. It is the Pool's intention to use a minimum of $100 million of the net proceeds to eliminate term debt. The balance of $43 million (net of expenses) will be used for general corporate purposes, primarily working capital, for the purchase of grains, oilseeds and agri-products inventory.

A syndicate of Canadian investment dealers led by BMO Nesbitt Burns Inc. has entered into a standby purchase agreement with the Pool whereby the underwriters have agreed to purchase, at the subscription price determined following the continuance and Note exchange, any common shares that are not otherwise purchased through the rights offering. This commitment is subject

to certain conditions, including a material adverse change in the business, operations or prospects of the Pool.

Working Capital

Current assets were $368 million at January 31, 2005, similar to January 31, 2004, levels. A decrease in accounts receivable for CWB grain held in the country system was offset by higher levels of Agri-products inventory, cash in trust, (which relates to Agri-product payments received from producers and forwarded each business day to a financial institution), and short-term investments.

Current assets were up by $44 million over July 31, 2004 levels due to higher levels of non-Board grain, Agri-products Inventory, prepaid expenses and deposits, cash in trust and short-term investments, offset by a decrease in cash and accounts receivable for CWB grain held in the country system.

Current liabilities were $269 million at January 31, 2005 down $11 million from January 31, 2004. Bank indebtedness and short-term borrowings were $51 million lower. Accounts payable increased by $30 million and member loans increased by $7 million reflecting renewed customer confidence in the Pool.

Current liabilities were up $58 million over July 31 levels due mainly to an increase in accounts payable resulting from the seasonal increase in Agri-products payables offset by a seasonal decrease in deferred cash tickets.

Working capital was $99 million at January 31, 2005, compared to $90 million at January 31, 2004, and $114 million at July 31, 2004. Working capital was used during the six months ended January 31, 2005, to finance capital spending of approximately $7 million and to repay approximately $4 million of long-term debt.

Drawings on the Pool's $240 million asset backed revolving credit facility at January 31 were $60 million including $41 million related to letters of credit and similar instruments required to operate the agri-business. Availability under the facility, which is determined by reference to the level of inventories and accounts receivable, was $26 million at January 31, 2005. This facility matures on July 31, 2005 and will be replaced by the new three-year $250 million revolving asset backed loan facility with GE Canada Finance.

Cash Flow Information

Cash flow from continuing operations was $8.8 million for the three months ending January 31, 2005 bringing the year-to-date total to $0.7 million.

During the first six months of the previous fiscal year, the Pool's cash flow from continuing operations was $19.7 million. The decrease primarily reflects lower grain handling margins due to the poor quality crop.

Capital expenditures were $6.7 million for the six month ended January 31, 2005, up from $3.6 million in the six months ended January 31, 2004.

Long-term Debt

Long-term debt increased marginally from July 31, 2004 to $252 million at January 31, 2005. Accretion on the Senior Subordinated Notes and the debt component of the Convertible Subordinated Notes totaled $5.9 million. This was partially offset by $1.5 million in principal payments on the Pool's bank term loan and $2.6 million in principal payments by subsidiaries and joint ventures on their debt. The principal repayment on the bank term debt relates to the sale of the aquaculture business and a final settlement from the Heartland Pork sale.

No principal payments are due on the $150 million Senior Subordinated Notes until they mature on November 29, 2008.

Convertible Subordinated Notes

Convertible Subordinated Notes with a principal value of $255 million were issued effective January 31, 2003, under the Pool's financial restructuring initiative. Each $1,000 of Notes is currently convertible, at the option of the holder, into approximately 2,227 Class B Non-voting Shares at any time prior to the November 30, 2008 maturity date. Conversions of the Notes to January 31, 2005, were as follows:

	Convertible Notes (face value)	Class B Shares
	(in thousands)	
Issued January 31, 2003	$255,000	60,363
Conversions – six months ended July 31, 2003	(50,172)	111,744
Notes outstanding July 31, 2003	204,828	172,107
Conversions – year ended July 31, 2004	(26,990)	60,112
Notes outstanding July 31, 2004	177,838	232,219
Conversions – six months ended January 31, 2005	(4,749)	10,577
Notes outstanding January 31, 2005	$ 173,089	242,796

Under the Pool's recapitalization plan announced on February 7, 2005, the Company has called a meeting of Convertible Subordinated Noteholders on March 23, 2005, to seek their approval to exchange each $1,000 of face value of the outstanding Convertible Subordinated Notes for approximately 131.6 common shares (2,632 shares per $1,000 of face value prior to a one for 20 consolidation). See "Recapitalization Plan".

Pensions

The company has three defined benefit final-pay plans: Hourly Employees' Retirement Plan(Hourly), Out of Scope Defined Benefit Plan(OSDB) and Supplementary Executive Retirement Plan(SERP). The Hourly and the OSDB plans each have surpluses, that combined, total $60 million, while the SERP is unfunded and the associated liability was $4 million at July 31, 2004. As well, the company has a defined contribution plan for management employees hired after January 1, 2000 and unionized employees hired after May 1, 2001, covering 425 employees. The company contributes to the Grain Services Union (GSU) Pension Plan, a closed negotiated cost plan, the details of which are negotiated between the company and the union through the regular bargaining process. The plan is closed to new members.

The GSU plan covers approximately 650 active members. The company and employees make contributions to the plan at negotiated levels. A recent projection to April 2005 indicates an unfunded liability of $1.9 million on a going concern basis and an unfunded liability of $28 million on a solvency basis. The plan has assets of $240 million.

The going concern basis of valuation assumes that the plan continues to operate until the last pensioner is paid out. The solvency basis assumes that the plan is wound up and annuities are purchased for all pensioners at today's historically low interest rates.

The company and the union are in discussions to resolve the issue of the unfunded liability. The company has met all financial obligations in accordance with the pension plan and believes it has no obligation to fund the deficiencies. Annual contributions by the company to this plan are $1.3 million.

FORWARD LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including weather conditions, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and crop protection products; the extent of the company's financial leverage and funding requirements; credit risk; foreign exchange risk; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing businesses and other operations; and environmental risks and unanticipated expenditures relating to environmental and other matters.

EBITDA DATA

The EBITDA data provided herein is intended to provide further insight with respect to the company's financial results and to supplement its information on earnings (loss) as determined in accordance with GAAP. Similar data may not be provided by other issuers and, if provided, needs to be carefully examined to determine whether it is comparable to the company's EBITDA data.



Mayo Schmidt
Chief Executive Officer



Wayne Cheeseman
Chief Financial Officer

http://www.swp.com

SASKATCHEWAN WHEAT POOL
CONSOLIDATED BALANCE SHEETS

(in thousands) AS AT	January 31 2005	January 31 2004	July 31 2004
	(unaudited)	(unaudited)	(audited)
ASSETS			
Current Assets			
Cash	$ 4,209	$ 84	$ 17,169
Cash in trust (Note 13b)	30,695	19,904	1,176
Short-term investments (Note 4)	34,675	24,382	25,999
Accounts receivable	110,280	151,998	184,234
Inventories	162,854	155,078	104,887
Prepaid expenses and deposits	21,735	16,551	9,810
Future income taxes	3,054	1,180	1,198
	367,502	369,177	324,473
Investments	5,166	5,005	5,051
Property, Plant and Equipment	260,303	273,791	266,842
Other Long-Term Assets	7,344	5,830	8,219
Future Income Taxes	95,565	80,324	95,565
	$ 735,880	$ 734,127	$ 700,150
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness (Note 5)	$ 6,587	$ 9,567	$ 29,805
Short-term borrowings (Note 6)	19,284	66,827	1,501
Members' demand loans	20,285	13,757	18,691
Members' Class A shares	1,774	1,787	1,783
Accounts payable and accrued liabilities	211,322	181,352	150,745
Long-term debt due within one year (Note 7)	9,493	6,195	7,893
	268,725	279,485	210,418
Long-Term Debt (Note 7)	252,338	261,004	251,930
Other Long-Term Liabilities	34,972	38,161	40,980
Future Income Taxes	5,455	7,240	5,944
	561,490	585,890	509,272
Shareholders' Equity			
Share capital (Note 8)	85,548	74,069	81,287
Contributed surplus	212	140	177
Convertible Subordinated Notes - equity component (Note 9)	134,553	126,084	128,635
Retained earnings (deficit)	(45,923)	(52,056)	(19,221)
	174,390	148,237	190,878
	$ 735,880	$ 734,127	$ 700,150

Guarantees and Contingencies (Note 13).

SASKATCHEWAN WHEAT POOL
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(In thousands) FOR THE PERIODS ENDED (unaudited)		Three Months January 31 2005		Three Months January 31 2004 (restated - Note 3)		Six Months January 31 2005		Six Months January 31 2004 (restated - Note 3)
Sales and Other Operating Revenues	$	322,283	$	326,248	$	550,989	$	609,633
Cost of Sales and Expenses								
Cost of sales and operating expenses		295,827		288,946		514,540		551.292
Selling and administrative expenses		12,480		11,844		24,563		23.862
Amortization		6,838		5,971		13,277		12.003
		315,145		306,761		552,380		587,157
Earnings (Loss) Before Interest and Taxes		7.138		19.487		(1,391)		22,476
Interest expense (Note 11)		8,706		9,241		18,061		19,417
(Loss) Earnings Before Corporate Taxes		(1,568)		10,246		(19,452)		3,059
Corporate taxes (expense) recovery		675		(756)		2,929		(688)
Net (Loss) Earnings From Continuing Operations		(893)		9,490		(16.523)		2.371
Net Loss From Discontinued Operations (Note 3)		-		(14,279)		-		(16,966)
Net Loss		(893)		(4,789)		(16,523)		(14,595)
Retained Earnings (Deficit), Beginning of Period (Note 2)		(39,864)		(42,223)		(19,221)		(27,388)
Accretion of equity component of Convertible Subordinated Notes (Notes 8 and 10)		(5,166)		(5,044)		(10,179)		(10,073)
Retained Earnings (Deficit), End of Period	$	(45,923)	$	(52,056)	$	(45,923)	$	(52,056)
Basic and Diluted (Loss) Earnings Per Share (Note 10)								
From Continuing Operations	$	(0.03)	$	0.02	$	(0.12)	$	(0.04)
Net Loss	$	(0.03)	$	(0.05)	$	(0.12)	$	(0.13)

SASKATCHEWAN WHEAT POOL
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) FOR THE PERIODS ENDED (unaudited)	Three Months January 31 2005	Three Months January 31 2004 (restated - Note 3)	Six Months January 31 2005	Six Months January 31 2004 (restated - Note 3)
Cash From (Used in) Operating Activities				
Net (loss) earnings from continuing operations	$ (883)	$ 9,490	$ (16,523)	$ 2,371
Add (deduct) items not involving cash				
Amortization	6,538	5,971	13,277	12,003
Future income taxes expense (recovery)	(460)	111	(2,345)	131
Pension	538	366	1,072	1,147
Interest accretion	2,979	2,574	5,851	5,056
Other items	(209)	(1,306)	(671)	(960)
Cash flow from continuing operations	8,793	17,206	661	19,748
Changes in non-cash working capital items				
Accounts receivable	53,567	17,737	54,197	68,470
Inventories	(16,452)	(21,264)	(57,967)	(40,669)
Accounts payable	1,245	(24,225)	54,536	16,044
Prepaid expenses and deposits	(6,058)	(4,821)	(11,834)	(7,732)
Changes in non-cash working capital - continuing operations	32,302	(32,573)	38,932	36,113
Cash from (used in) operating activities - continuing operations	41,095	(15,367)	39,593	55,861
Cash used in operating activities - discontinued operations	-	(1,859)	-	(1,303)
Cash from (used in) operating activities	41,095	(17,226)	39,593	54,558
Cash From (Used In) Financing Activities				
Repayment of long-term debt	(1,325)	(1,920)	(3,843)	(3,754)
Proceeds (repayment) of short-term borrowings	18,817	27,907	17,783	(33,270)
Repayment of other long-term liabilities, net	(4)	(2,246)	(512)	(3,173)
Proceeds of members' demand loans	2,229	3,349	1,594	4,592
Repayment of members' Class A shares	(8)	(3)	(9)	(4)
Cash used in discontinued operations	-	(114)	-	(494)
Cash from (used in) financing activities	19,709	26,973	15,013	(36,103)
Cash From (Used In) Investing Activities				
Property, plant and equipment expenditures	(2,771)	(2,050)	(6,875)	(3,564)
Proceeds on sale of property, plant and equipment	203	435	967	971
Increase in cash in trust	(28,155)	(19,365)	(29,519)	(19,417)
Increase in investments	(191)	-	(173)	-
Increase in other long-term assets	(16)	(168)	(252)	(360)
Cash provided by (used in) discontinued operations	-	121	-	(491)
Cash used in investing activities	(30,930)	(21,027)	(35,652)	(22,861)
Increase (Decrease) in Cash and Cash Equivalents	29,874	(11,280)	18,954	(4,406)
Cash and Cash Equivalents, Beginning of Period	2,443	26,179	13,363	19,305
Cash and Cash Equivalents, End of Period	$ 32,317	$ 14,899	$ 32,317	$ 14,899

Cash and cash equivalents consist of cash, short-term investments and bank indebtedness.

Supplemental disclosure of cash (paid) recovered during the period from continuing operations:				
Interest paid	$ (6,184)	$ (7,173)	$ (12,388)	$ (14,733)
Income taxes recovered (paid), net	$ 1,651	$ (3,044)	$ 713	$ (3,670)

SASKATCHEWAN WHEAT POOL
SEGMENTED FINANCIAL INFORMATION
FOR THE PERIOD ENDED JANUARY 31, 2005
(Unaudited and in thousands)

SALES	Three Months Ended January 31 2005	Three Months Ended January 31 2004 (restated)	Six Months Ended January 31 2005	Six Months Ended January 31 2004 (restated)
Grain Handling and Marketing	$ 221,420	$ 238,933	$ 370,200	$ 438,605
Less: Sales to Discontinued Operations	-	(1,900)	-	(4,136)
Grain Handling and Marketing - Restated	221,420	237,033	370,200	434,469
Agri-products	75,364	65,957	127,378	125,026
Agri-food Processing	30,054	26,098	61,056	57,335
Intersegment sales	(4,555)	(2,840)	(7,645)	(7,197)
	$ 322,283	$ 326,248	$ 550,989	$ 609,633

SASKATCHEWAN WHEAT POOL
SEGMENTED FINANCIAL INFORMATION
FOR THE PERIOD ENDING JANUARY 31
(Unaudited and in thousands)

Segment Earnings - Three Months

	January 31, 2005			(restated) January 31, 2004		
	EBITDA	Amortization	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 7,995	$ (2,906)	$ 5,089	$ 19,813	$ (2,340)	$ 17,473
Agri-products	5,424	(2,647)	2,777	4,042	(2,380)	1,682
Agri-food Processing	5,122	(1,285)	3,837	5,628	(1,271)	4,357
Segment Results	18,541	(6,838)	11,703	29,483	(5,971)	23,512
Corporate expenses	(4,565)	-	(4,565)	(4.025)	-	(4,025)
Per Financial Statements	$ 13,976	$ (6,838)	$ 7,138	$ 25,458	$ (5,971)	$ 19,487

Segment Earnings - Year to Date

	January 31, 2005			(restated) January 31, 2004		
	EBITDA	Amortization	EBIT	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 9,511	$ (5,488)	$ 4,023	$ 32,498	$ (4,680)	$ 27,818
Agri-products	2,005	(5,218)	(3,213)	1,025	(4,764)	(3,739)
Agri-food Processing	8,935	(2,571)	6,364	9,154	(2.559)	6,595
Segment Results	20,451	(13,277)	7,174	42,677	(12,003)	30,674
Corporate expenses	(8,565)	-	(8,565)	(8,198)	-	(8,198)
Per Financial Statements	$ 11,886	$ (13,277)	$ (1,391)	$ 34,479	$ (12,003)	$ 22,476

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – **January 31, 2005 in thousands of Canadian dollars, except as noted**

1. FINANCIAL REORGANIZATION

a) Basis of Presentation

The company was subject to a financial reorganization with an effective date of January 31, 2003. The company has accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian generally accepted accounting principles (GAAP). Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit.

At January 31, 2003 the book value of substantially all current assets and current liabilities approximated fair value. The following assets and liabilities required restatement to fair values.

i. Property, plant and equipment – at the fair value supported by future anticipated cash flows
ii. Goodwill and pre-operating costs – at nil in accordance with GAAP
iii. Pension and other employee future benefit plans – at values determined by an independent actuary
iv. Senior Subordinated Notes – at current trading value
v. Debt component of Convertible Subordinated Notes – at the present value of estimated interest payments associated with 2006 to 2008 fiscal years
vi. Future income taxes – at amounts more likely than not to be realized over periods not exceeding five years
vii. Unamortized portion of the costs associated with current and prior lending arrangements reflected as long-term assets – at nil
viii. Unamortized portion of the costs associated with prior lending arrangements reflected as prepaid expenses – at nil
ix. Costs of restructuring – written off through the fresh start adjustment
x. Agri-products equipment inventory – at selling prices less disposal costs

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflected management's estimate, which was based on the trading value of the company's Class B shares combined with an estimate of the fair value of the non-debt component of the company's Convertible Subordinated Notes. As a result of the reorganization and the application of fresh start accounting, the share capital of the company was reduced by $435.4 million, including $88.9 million related to the elimination of the company's deficit.

b) Comparability of Periods

Certain prior period amounts have been reclassified in order to conform with current period classifications.

2. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements (interim financial statements) include the accounts of Saskatchewan Wheat Pool, its subsidiaries and affiliated companies and have been prepared in accordance with GAAP. These interim financial statements do not include disclosures normally provided in annual financial statements and should be read in conjunction with the company's fiscal 2004 Annual Report.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs, and, ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle.

The company's earnings are seasonal. Sales primarily follow weather patterns and the crop production cycle and are generally strongest in the spring when crops are seeded and in the fall when crops are harvested. Earnings in the Grain Handling and Marketing segment are generally strongest in quarter one (August – October) and quarter four (May – July) as producers deliver grain into the primary elevator system to reduce on farm storage limitations and to generate cash flow to finance seeding and harvest expenditures. Agri-products sales of crop protection products, seed and seed treatments, fertilizer and farm equipment peak in the fourth quarter when crops are seeded. Sales of crop protection products and fertilizer also occur in the first quarter, as producers prepare land before the arrival of inclement winter weather, in anticipation of spring seeding. Earnings and sales in the Agri-food Processing segment are less seasonal. Collectively, the sales patterns of the core Grain Handling and Marketing and Agri-products segments result in the fourth quarter traditionally being the strongest quarter for the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2005 in thousands of Canadian dollars, except as noted

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

The interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements, except for the following:

Change in Accounting Policies
Effective August 1, 2004, the company adopted the new Canadian Institute of Chartered Accountants (CICA) standard regarding Asset Retirement Obligations (ARO's) (CICA Handbook section 3110). This standard applies to the recognition and measurement of legal obligations on the acquisition, construction, development or normal use of property, plant or equipment owned by the company or its affiliates. The standard requires the obligation be recognized in the financial statements in the period incurred provided a reasonable estimate of the fair value can be determined. As time passes, accretion is charged to earnings to recognize the fair value of the obligation.

Under previous generally accepted accounting principles, a joint venture, which formerly manufactured phosphate and nitrate fertilizers, recorded a reclamation provision in 1987 as its estimate of future removal and site restoration costs. The assets related to this former manufacturing operation have been retired and therefore are reflected at nil value on these statements. The previously established reclamation provision encompassed obligations related to the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks, not all of which were legal obligations as defined under CICA Handbook section 3110.

The impact of retroactively transitioning to the new ARO standard is as follows:

- No impact on reclamation provision or retained earnings at July 31, 2004 (July 31, 2003 – negligible)
- Negligible impact on earnings for the both fiscal 2005 and fiscal 2004

At January 31, 2005 the company's proportionate share of the undiscounted cash flow required to settle the ARO is approximately $15.5 million which is expected to be settled over the 2005 through 2014 period.

3. DISCONTINUED OPERATIONS

Comparative figures in these quarterly financial statements have been restated to reflect the company's exit from its Heartland Pork, Heartland Feeds and Aquaculture operations. The company does not have any continuing involvement in these operations. The results of these operations for the prior periods have been reclassified as discontinued operations, in accordance with CICA 3475 Disposal of Long-Lived Assets and Discontinued Operations.

On May 21, 2004, Heartland Pork and Heartland Feeds were sold. On July 26, 2004 the Aquaculture operation was sold. The cash proceeds from the divestitures were $22.1 million. The senior secured bank term loan was reduced by $10.3 million in the year ended July 31, 2004. The balance of the proceeds was used to reduce short-term borrowings. During the six months ended January 31, 2005, the company repaid an additional $1.5 million of term debt upon final settlement.

The breakdown of discontinued operations presented in the consolidated statements of earnings and retained earnings (deficit) is as follows:

	Three Months Ended January 31 2005	Three Months Ended January 31 2004
Loss before corporate taxes	$ -	$ (14,227)
Corporate tax expense		
Current	-	(52)
Future	-	-
Total corporate tax expense	-	(52)
Net loss from discontinued operations *	$ -	$ (14,279)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2005 in thousands of Canadian dollars, except as noted

	Three Months Ended January 31 2005	Three Months Ended January 31 2004
* Net loss from discontinued operations includes:		
Sales and service revenues	$ -	$ 14,380
Impairment of long-lived assets	$ -	$ (10,700)

	Six Months Ended January 31 2005	Six Months Ended January 31 2004
Loss before corporate taxes	$ -	$ (16,849)
Corporate tax expense		
Current	-	(117)
Future	-	-
Total corporate tax expense	-	(117)
Net loss from discontinued operations *	$ -	$ (16,966)

* Net loss from discontinued operations includes:		
Sales and service revenues	$ -	$ 25,676
Impairment of long-lived assets	$ -	$ (10,700)

4. SHORT-TERM INVESTMENTS

	January 31 2005	January 31 2004	July 31 2004
Subsidiaries' and proportionate share of joint ventures' short-term investments	$ 34,675	$ 24,382	$ 25,999

5. BANK INDEBTEDNESS

	January 31 2005	January 31 2004	July 31 2004
Saskatchewan Wheat Pool bank indebtedness	$ 4,682	$ 3,295	$ 27,560
Subsidiaries' and proportionate share of joint ventures' bank indebtedness	1,885	6,272	2,245
	$ 6,567	$ 9,567	$ 29,805

6. SHORT-TERM BORROWINGS

	January 31 2005	January 31 2004	July 31 2004
Saskatchewan Wheat Pool short-term borrowings	$ 19,100	$ 59,502	$ -
Subsidiaries' and proportionate share of joint ventures' short-term borrowings	184	7,325	1,501
	$ 19,284	$ 66,827	$ 1,501

The company has a $240 million asset backed revolving credit facility with its bankers, secured by accounts receivable, to the extent of drawings on the securitization program, and a first charge on the company's assets. The facility matures July 31, 2005. Interest is payable monthly at prime plus 3%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2005 in thousands of Canadian dollars, except as noted

At January 31, 2005 the company had outstanding letters of credit and similar instruments of $41.1 million related to operating an agri-business (January 31, 2004 - $39.7 million; July 31, 2004 - $30.6 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At January 31, 2005 availability under the revolving credit facility was $25.7 million (January 31, 2004, - $51.9 million; July 31, 2004 - $68.0 million).

Subsidiaries' and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee, nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans.

7. LONG-TERM DEBT

	January 31 2005	January 31 2004	July 31 2004
Senior secured bank term loan (a)	$ 78,730	$ 90,600	$ 80,251
Senior Subordinated Notes (b)	135,919	128,717	132,188
Convertible Subordinated Notes – debt component (c)	29,855	25,765	27,735
Members' term loans	4,589	4,156	4,300
Subsidiaries and proportionate share of joint ventures' debt	12,738	17,961	15,349
	261,831	267,199	259,823
Portion due within one year			
Members' term loans	474	972	659
Senior secured bank term loan (a)	3,864	-	-
Subsidiaries and proportionate share of joint ventures' debt	5,155	5,223	7,234
	9,493	6,195	7,893
Total long-term debt	$ 252,338	$ 261,004	$ 251,930

(a) Senior Secured Bank Term Loan

- Interest is payable monthly at 8% until the commencement of blended monthly principal and interest payments of approximately $1.5 million, which begin October 1, 2005.
- Balloon principal payment due July 31, 2008.
- Secured by a first ranking charge on the company's assets.
- In accordance with the credit agreement with the company's bankers, net proceeds received from the sale of certain property, plant and equipment is required to be repaid to reduce the loan outstanding. During the six months ended January 31, 2005, in accordance with the credit agreement with the company's bankers, the company repaid $1.5 million, representing the balance of the net proceeds received from the sale of certain businesses or business assets (see Note 3) (six months ended January 31, 2004 - nil).

(b) Senior Subordinated Notes

- At the time of the January 31, 2003 restructuring, the Senior Subordinated Notes were recorded at estimated fair value. The company is accreting up to their $150.0 million face value through monthly present value adjustments (accretion) to the Senior Subordinated Notes with a corresponding charge to increase interest expense.
- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest is at 8% of the face value, thereafter interest is at 12%. The face value at January 31, 2005 is $150.0 million (January 31, 2004 - $150.0 million; July 31, 2004 - $150.0 million).
- No principal payments are required until maturity on November 29, 2008.
- The company may redeem the Notes prior to maturity at a premium ranging from 104% of the principal at any time from January 1, 2005 to 101% after December 31, 2006.
- Secured by a second ranking charge against the company's assets – subordinate to the revolving credit facility and the senior secured bank term loan and ranking equally with the members' demand loans and members' term loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2005 in thousands of Canadian dollars, except as noted

(c) **Convertible Subordinated Notes**

- At the time of the January 31, 2003 restructuring the company separated the Convertible Subordinated Notes into their debt and equity components, according to their substance. The debt component was estimated at the present value of the cash interest expected to be paid in accordance with the threshold test mentioned below. The company is accreting up to that initial estimate through monthly present value adjustments (accretion) to the Convertible Subordinated Notes with a corresponding charge to increase interest expense. The equity component is being accreted such that the value as of November 29, 2008 (the day before the company's conversion right) will reflect the face value and accrued interest not paid in cash of the remaining, unconverted, Convertible Subordinated Notes. This accretion is recorded as a reduction of retained earnings (deficit).
- Interest accrues at 9%. No payment of interest is required prior to July 31, 2005. Interest may become payable after the end of each of the fiscal years 2006 to 2008, provided that certain cumulative consolidated EBITDA less consolidated cash interest and securitization threshold tests are met. Any interest not paid will continue to accrue. Annual interest payments are limited to a maximum of the interest accruing on the notes during each of the fiscal years 2006 to 2008.
- The company believes that two events have occurred such that the threshold tests will not be met, thereby negating the payment of cash interest in 2006, 2007 and 2008. First, the Grain Handling and Marketing segment had reduced EBITDA in fiscal 2004 resulting from the drought associated with the 2003 crop. Second, the company has divested of Heartland Pork and Heartland Feeds in May 2004. Both items adversely impact the test. However, in accordance with CICA Emerging Issues Committee Abstract 70, the company will maintain its original debt / equity classification of the Convertible Subordinated Notes and will continue to accrete interest to debt and interest expense using its original estimates until the threshold test dates have passed and the actual interest based on the tests is formally determined.
- Secured by a third ranking charge against the company's assets.
- Convertible by the holder into Class B non-voting shares of the company at the rate of approximately 2,227.2 shares per $1,000 of Note principal at any time prior to November 30, 2008 (subject to adjustment in certain events, such as a share consolidation or share split).
- On November 30, 2008 the company has the right to convert, subject to certain conditions, the Convertible Subordinated Notes (including accrued interest) into shares of a single class of voting common shares of the company that represent 90% of the outstanding shares of such class on a fully diluted basis, provided that any conversions by holders of such Notes into Class B non-voting shares prior to maturity proportionately reduce this ratio. Under this provision the Convertible Subordinated Notes that remain outstanding at January 31, 2005 would receive approximately 61% of these newly created shares on a fully diluted basis.
- During the six months ended January 31, 2005, $4.7 million face value of 9% Notes (since inception - $81.9 million) were converted at the holder's option into 10.6 million Class B non-voting shares (since inception – 182.4 million) leaving $173.1 million of face value outstanding.

(d) **Other**

- The sale of certain collateral for proceeds in excess of $10 million would necessitate a partial redemption of, first, the Senior Subordinated Notes until redeemed in full and, secondly, the proceeds would be applied to the Convertible Subordinated Notes.
- Members' term loans are secured and consist of one-year to seven-year loans with Class A shareholders and employees. Interest is payable semi-annually at interest rates which vary from 5.5% to 9.0%.
- The subsidiaries' and the proportionate share of joint ventures' debts bear interest at fixed and variable rates. The debts mature in years 2005 to 2007. The debts are secured by certain assets and some are subject to meeting certain covenants.
- The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint venturers' debts.

8. SHARE CAPITAL

The following table summarizes the Class B non-voting share capital for the six-month periods ended January 31, 2005 and January 31, 2004.

	Issued and Outstanding	
	# Shares *	$ Amount
Balance at July 31, 2003	172,107,044	$ 59,417
Convertible Subordinated Notes converted to Class B shares in the period	40,920,945	14,652
Balance at January 31, 2004	213,027,989	74,069
Convertible Subordinated Notes converted to Class B shares in the period	19,190,760	7,218
Balance at July 31, 2004	232,218,749	81,287
Convertible Subordinated Notes converted to Class B shares in the period	10,577,488	4,261
Balance at January 31, 2005	242,796,237	$ 85,548

* Number of shares are not shown in thousands.

9. CONVERTIBLE SUBORDINATED NOTES – EQUITY COMPONENT

The company issued $255 million of Convertible Subordinated Notes as part of the January 31, 2003 financial restructuring. These Convertible Subordinated Notes are classified on the balance sheet into their debt and equity components. The table below provides a continuity of the equity component.

Balance at July 31, 2003	$ 130,663
Accretion to retained earnings	10,073
Conversions in the six months ended January 31, 2004 with a face value of $18.3 million (see note 8)	(14,652)
Balance at January 31, 2004	126,084
Accretion to retained earnings	9,769
Conversions in the six months ended July 31, 2004 with a face value of $8.7 million (see note 8)	(7,218)
Balance at July 31, 2004	128,635
Accretion to retained earnings	10,179
Conversions in the six months ended January 31. 2005 with a face value of $4.7 million (see note 8)	(4,261)
Balance at January 31, 2005	$ 134,553

10. EARNINGS (LOSS) PER SHARE

	Three Months Ended January 31 2005	Three Months Ended January 31 2004
Net loss	$ (893)	$ (4,789)
Less: Net earnings (loss) from continuing operations	(893)	9,490
Loss from discontinued operations (numerator – discontinued operations)	$ -	$ (14,279)
Net earnings (loss) from continuing operations	$ (893)	$ 9,490
Accretion of equity component of Convertible Subordinated Notes	(5,166)	(5,044)
Numerator – continuing operations	$ (6,059)	$ 4,446
Net loss	$ (893)	$ (4,789)
Accretion of equity component of Convertible Subordinated Notes	(5,166)	(5,044)
Numerator – net loss	$ (6,059)	$ (9,833)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2005 in thousands of Canadian dollars, except as noted

	Three Months Ended January 31 2005	Three Months Ended January 31 2004
Denominator for basic and diluted per share amounts:		
Weighted average number of shares outstanding	242,340	196,367
Basic and diluted loss per share:		
Continuing operations	$ (0.03)	$ 0.02
Discontinued operations	$ -	$ (0.07)
Net loss	$ (0.03)	$ (0.05)

	Six Months Ended January 31 2005	Six Months Ended January 31 2004
Net loss	$ (16,523)	$ (14,595)
Less: Net earnings (loss) from continuing operations	(16,523)	2,371
Loss from discontinued operations (numerator – discontinued operations)	$ -	$ (16,966)
Net earnings (loss) from continuing operations	$ (16,523)	$ 2,371
Accretion of equity component of Convertible Subordinated Notes	(10,179)	(10,073)
Numerator – continuing operations	$ (26,702)	$ (7,702)
Net loss	$ (16,523)	$ (14,595)
Accretion of equity component of Convertible Subordinated Notes	(10,179)	(10,073)
Numerator – net loss	$ (26,702)	$ (24,668)
Denominator for basic and diluted per share amounts:		
Weighted average number of shares outstanding	241,169	186,928
Basic and diluted loss per share:		
Continuing operations	$ (0.11)	$ (0.04)
Discontinued operations	$ -	$ (0.09)
Net loss	$ (0.11)	$ (0.13)

The potentially dilutive effect of the conversion of the Convertible Subordinated Notes and the exercise of options related to the New Members' and Management Stock Option Plans were not included in the calculation of diluted loss per share as the result would be anti-dilutive.

11. INTEREST EXPENSE

	Three Months Ended January 31 2005	Three Months Ended January 31 2004
Saskatchewan Wheat Pool interest	$ 5,715	$ 6,678
Saskatchewan Wheat Pool non-cash accretion and amortization	2,979	2,574
Subsidiaries and proportionate share of joint ventures' interest	12	(11)
	$ 8,706	$ 9,241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2005 in thousands of Canadian dollars, except as noted

	Six Months Ended January 31 2005	Six Months Ended January 31 2004
Saskatchewan Wheat Pool interest	$ 12,150	$ 14,291
Saskatchewan Wheat Pool non-cash accretion and amortization	5,851	5,056
Subsidiaries and proportionate share of joint ventures' interest	60	70
	$ 18,061	$ 19,417

12. POST EMPLOYMENT BENEFITS

a) The company's net benefit cost related to defined benefit pension plans and retiring allowances is $0.6 million for the three months ended January 31, 2005 (three months ended January 31, 2004 - $0.4 million) and $1.1 million for the six months ended January 31, 2005 (six months ended January 31, 2004 - $1.2 million). The company's contribution expense related to defined contribution pension plans is $0.7 million for the three months ended January 31, 2005 (three months ended January 31, 2004 - $0.8 million) and $1.5 million for the six months ended January 31, 2005 (six months ended January 31, 2004 - $1.5 million).

b) The company contributes to the Grain Services Union Pension Plan, a closed negotiated cost plan and accounts for this plan as a defined contribution plan. A recent actuarial projection indicates an unfunded liability on a going concern basis of $1.9 million, and a solvency deficiency of $28 million. The company has met all financial obligations in accordance with the pension plan and believes it has no obligation to fund the deficiencies, other than annual contributions of approximately $1.3 million.

13. GUARANTEES AND CONTINGENCIES

a) Banking letters of credit and similar instruments – see note 6.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of the company (producers). Loans are stratified based on programs years. Producer loans are generally due to this financial institution on January 31 following the program year. Loans under the programs are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the company has agreed to reimburse this financial institution for loan losses in excess of a reserve (see the table below). Reimbursement amounts are payable to this financial institution at the end of December or eleven months following the due date of the producers' loan. The company expects that loan losses in excess of those provided for in these financial statements will not be significant. When payments for delinquent accounts are made to the financial institution with respect to this program, the delinquent account is assigned to the company and the company is then to collect the amounts payable by the customer. Subsequent collections of these delinquent accounts are allocated to the company and the financial institution in accordance with each parties prorated share of the collection proceeds.

			January 31 2005	January 31 2004	July 31 2004
	Producer Due Date - January 31	Company Reimbursement Date - December 31	Producer Balance Outstanding	Producer Balance Outstanding	Producer Balance Outstanding
2003 loan program	2004	2004	$ -	$ 38,051	$ 4,652
2004 loan program	2005	2005	50,000	25,691	157,940
2005 loan program	2006	2006	15,836	-	-
			$ 65,836	$ 63,742	$ 162,592

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – January 31, 2005 in thousands of Canadian dollars, except as noted

	January 31 2005	January 31 2004	July 31 2004
Total company provision	$ 5,066	$ 2,706	$ 8,312
Portion due within one year	(4,502)	(2,156)	(3,810)
Long-term portion	$ 564	$ 550	$ 4,502

14. SUBSEQUENT EVENTS

On December 14, 2005, the company's Board of Directors approved in principle a recapitalization initiative to transform the capital structure of the company and two binding letters of commitment to replace the company's existing secured operating and bank term loans. The company's operating facility will be replaced with a three year $250 million senior secured asset backed revolving loan with a syndication of financial institutions. The Senior Secured Bank Term Loan will be replaced with $100 million of senior secured notes with an institutional investor that mature no later than November 1, 2008. For the recapitalization initiative to be effective the company must complete the refinancing of the company's existing asset-backed revolving loan facility and term loan.

On February 7, 2005, the company's Board approved a proposed recapitalization of its shares and Convertible Subordinated Notes and a subsequent rights offering to all Common Shareholders. The proposal includes:

- The continuance of the company as a business corporation under the *Canada Business Corporations Act* involving the consolidation of the Class "A" Voting Shares and the Class "B" Non-voting Shares of the company into one new class of common shares. The Class "A" Shareholders will be entitled to receive 3.62 new common shares or $25 in cash while the Class "B" Shareholders will each receive one new common share for every 20 Class "B" Non-voting Shares they hold.
- The early conversion of the company's Convertible Subordinated Notes into the new class of common shares. The Convertible Subordinated Notes will be exchanged for 131.58 common shares per $1,000 of principal.
- Following continuance and the exchange of the Convertible Subordinated Notes, the company intends to proceed with a rights offering of approximately $150 million to the holders of its common shares. The rights offering will provide each Common Shareholder the right to purchase, at a discount, additional common shares in the company. The subscription price will be fixed shortly after completion of the continuance and exchange of the Convertible Subordinated Notes. The company plans to use a minimum of $100 million of the net proceeds of the rights offering to retire term debt and the remainder will be added to working capital and is expected to be used to fund grain purchases, the purchase of agri-products inventory and other general corporate purposes.

On February 21, 2005, the required majority of delegates, representing the Class A Shareholders, approved the company's recapitalization plan. The company will be seeking approval from its Class B Non-voting Shareholders and Convertible Subordinated Noteholders at separate meetings planned for March 23, 2005.

Form F52-109F2 – Certification of Interim Filings

I, Wayne Cheeseman, Chief Financial Officer of Saskatchewan Wheat Pool, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool (the issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: March 10, 2005



Wayne Cheeseman
Chief Financial Officer

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, Chief Executive Officer of Saskatchewan Wheat Pool, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Saskatchewan Wheat Pool (the issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: March 10, 2005



Mayo Schmidt
Chief Executive Officer



Saskatchewan Wheat Pool
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

March 10, 2005

ATTENTION: Provincial Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Toronto Stock Exchange

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool Quarterly Financial Statements – the Period Ending January 31**

Saskatchewan Wheat Pool issued a news release regarding its second quarter financial statements for the period ending January 31, 2005 on March 10, 2005. The newswire service, Canadian Corporate News issued the news release as required by the Timely Disclosure Rules.

On March 10, 2005, Saskatchewan Wheat Pool distributed the interim financial statements for the period ending January 31, 2005, to its known registered and non-registered shareholders that completed, signed and returned the interim report reply card. Electronic copies of the financial statements, M D & A, press release and Certifications of Interim Filings F52-109F2, along with this letter were filed electronically with provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Vice-President
Investor Relations & Communications

cc: Wayne Cheeseman, Chief Financial Officer
Ray Dean, General Counsel, Corporate Secretary